FOR IMMEDIATE RELEASE	TSX:SLW
August 7, 2014	NYSE:SLW

SILVER WHEATON SUPPORTS MINING PARTNERS’
COMMUNITY PROJECTS IN MEXICO AND ARGENTINA

Vancouver, British Columbia – Silver Wheaton is pleased to announce that it has initiated a corporate social responsibility program to provide financial support for its partners’ social projects in mining communities where Silver Wheaton purchases its precious metals. Silver Wheaton has recently committed to supporting programs led by two of its partners, Primero Mining Corp. (“Primero”) and Barrick Gold Corporation (“Barrick”).

“Silver Wheaton has always been committed to building strong partnerships, and as our company has grown, we have become increasingly focussed on supporting the communities around the mines where we have streaming agreements,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “We’re extremely pleased to be providing support to Primero and Barrick for their community projects in Mexico and Argentina, respectively. These financial contributions will positively impact the communities where their mining operations are located, providing long-term, sustainable benefits. We look forward to seeing the benefits of these projects, and are committed to creating new agreements with existing and future mining partners.”

Silver Wheaton is helping its partners to finance two key initiatives. Primero has committed to building three community facilities in Tayoltita, Mexico, a town located near the San Dimas mine. The project, which is expected to provide well-needed recreational opportunities for the community of Tayoltita, is forecast to be completed in 2015. Furthermore, Barrick has committed to executing an irrigation project in the communities of Jachal and Iglesia of San Juan Province, Argentina, located near the Veladero mine and Pascua-Lama project. Barrick’s aim is to enhance water conservation and agricultural outputs by conserving and optimizing water resources through the implementation of drip and sprinkling irrigation technology. This project is also expected to be completed in 2015.

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to

1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2014 and 2018 attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.